TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and is subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                                * * * * * * * * *

The following is a paragraph which will be included in various GM e-newsletters to be issued on or after May 10, 2000.

Offer to exchange GM $1 2/3 common stock expiring soon: The opportunity for participants in GM employee savings plans to voluntarily exchange their interests in shares of GM $1 2/3 common stock in such plans for interests in shares of Class H common stock expires at 4 p.m., EDT, on Tuesday, May 16, three days prior to the expiration date for shares held outside the plans. The opportunity for GM employees who hold GM $1-2/3 stock directly, through brokerage accounts or otherwise expires at midnight, EDT on Friday, May 19. GM $1-2/3 shareholders are being offered 1.065 shares of Class H stock for each share of $1-2/3 stock properly tendered in the exchange offer. The prospectus relating to the exchange offer and other materials have been sent to homes (or address of record). If you have questions relating to the exchange materials, call Morrow & Co., GM's information agent at 877.816.5329 (toll-free) in the United States or 212.754.8000 (collect) elsewhere. If you have questions regarding how to participate in the offer through your GM stock savings plan, contact the GM Investment Service Center at 800.489.4646 or 606.491.8257. None of GM, its board or any other person acting as an agent of GM is making any recommendation as to whether you should participate in the exchange offer. You must make your own investment decision after carefully reading the prospectus and the other exchange offer materials.

STOCKHOLDERS ARE URGED TO READ THE IMPORTANT INFORMATION IN GM'S PROSPECTUS RELATING TO THE EXCHANGE OFFER THAT HAS BEEN MAILED TO THEIR ADDRESS OF RECORD AND IS ALSO ON FILE AT THE SEC AND AVAILABLE FREE OF CHARGE AT ITS WEBSITE, www.sec.gov, AT GM'S WEBSITE, www.gm.com, AND FROM GM STOCKHOLDER SERVICES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO BUY IN CONNECTION WITH THE PLANNED EXCHANGE OFFER, WHICH WILL ONLY BE MADE BY MEANS OF THE PROSPECTUS.


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